

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2011

Mr. Henry Fong
Principal Executive Officer and
Principal Financial Officer
AlumiFuel Power Corp
7315 East Peakview Avenue
Englewood, CO 80111

      Re: AlumiFuel Power Corp
               Item 4.01 Form 8-K
               Filed February 18, 2011
               File No. 333-57946

Dear Mr. Fong:

      We have completed our review of your Form 8-K and have no further comments at this time.

                         Sincerely,

                         Tabatha Akins
                         Staff Accountant